

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 21, 2017

<u>Via E-mail</u>
Tairan Guo
Chief Financial Officer
SPI Energy Co., Ltd.
Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China

> **Re: SPI Energy Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed October 27, 2017**
> **File No. 001-37678**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2016</u>

<u>Item 3. Key Information</u>

<u>The operations of our e-commerce and investment business platform is unsuccessful, page 7</u>

1.   Disclose the total amount that you may be required to pay the investors if other parties to the relevant contracts do not perform as required.

2.   Reconcile your disclosure that criminal changes "may be brought against" you with your disclosure that criminal charges were filed. If criminal charges were filed, clarify how your activities are alleged to have violated applicable law, and tell us whether any of the individuals required to be named by Form 20-F Item 6 were charged. Also, address this

matter in your legal and administrative proceedings disclosure on page 97, and tell us why the "certain lawsuits filed by the suppliers" mentioned on page F-27 are not addressed in that disclosure on page 97.

The reduction, modification, delay or discontinuation of government subsidies…, page 9

3.   Clarify the nature of the subsidies that were delayed by the government on "solar farms in operations" as disclosed in the last risk factor on page 7 and how this delay impacted the development of projects. Also, revise your disclosure on pages 54 and 63 where you discuss government subsidies as appropriate.

Item 4. Information of the Company

If the PRC government finds that the structure we have adopted…, page 27

4.   Please file as exhibits the contractual arrangements with Meijv.

History and Development of the Company, page 34

5.   Please tell us with specificity which closing conditions have prevented the closing of the balance of the $100 million transaction mentioned in the second paragraph as well as the agreements with Qian Kun Prosperous Times Investment Limited and Alpha Assai.

Our Global Project Development Business, page 39

6.   Disclose which of the projects mentioned in this section are to be sold due to your liquidity plans mentioned on page 82.

Product Warranties, page 68

7.   Disclose the status of LDK Solar Co. Also, in an appropriate section of your document, disclose how developments regarding the status of LDK Solar affect the ownership of your securities that you disclose as beneficially owned by that company.

EnSync Acquisition, page 75

8.   Please tell us whether the supply agreement has been terminated and whether you repurchased the shares from Melodious. If so, disclose these developments as appropriate in your filing.

Capital Resources and Material Known Facts on Liquidity, page 81

9.   We note your disclosure that you recently recognized that additional actions were necessary to minimize cash outflow. Please clarify the nature and date of the relevant

recent developments that caused this recognition, the aggregate amount of your cash requirements over the next 12 months, and the sources of funds available to fulfill those requirements after considering all restrictions on cash including restrictions on the ability to transfer cash from your subsidiaries to you. Your revised disclosure should clarify the nature and magnitude of the "suspected related party transactions" and "unusual transactions" that you mention on page 7 as relevant to your cash needs.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 93

10.   Tell us who STP mentioned in Note 26 on pages F-52 and F-53 is, and tell us STP's relationship to you. Provide in your response your analysis of whether the transaction described in that Note constitutes a related party transaction pursuant to Item 7 of Form 20-F.

Item 13. Defaults, Dividend Arrearages and Delinquencies, page 109

11.   Provide all information required by Item 13 of Form 20-F. In this regard, we note (1) your disclosure in the last risk factor on page 7 and (2) your disclosure in the last paragraph of Note 11 on page F-35. Also, provide appropriate risk factor disclosure discussing your default on the convertible bonds, and file the amended agreement with Union Sky Group Limited as an exhibit.

12.   Disclose the "certain" bond conversion price.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 109

13.   Please amend the filing to include management's conclusion on the effectiveness of disclosure controls and procedures as of December 31, 2016 rather than as of December 31, 2015. Refer to Item 307 of Regulation S-K.

Note 26 – Commitments and Contingencies

(b) Contingencies, page F-54

14.   We note from disclosure on page 8 that your e-commerce business is the subject of a criminal investigation in the PRC and that some criminal charges have been filed by local law enforcement. Tell us how you determined that this matter is not material for disclosure in the notes to your audited financial statements. Refer to ASC 450-20 and ASC 855-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Russ Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Gary Todd for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery